SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series IV Notes in a principal amount of USD 33,832,340.00, due 2014.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Fixed Rate Series IV Notes in a principal amount of USD 33,832,340, due 2014

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on February 14, 2014, will start the payment of the eighth installment of interests and fourth installment of principal related to its Series IV Notes issued on February 14, 2012.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	February 14, 2014
Number of service to be paid:	Eighth installment of interests / Fourth Installment of principal.
Period comprised by the payment:	November 14, 2013 / February 14, 2014.
Concept of payment:	Interests (100%). Principal (25%)
Payment Currency:	ARS (Argentine Peso) at the applicable exchange rate.
Capital Outstanding:	USD 8,458,085.00
Annual Nominal Interest:	7.45%
Amount of interest being paid:	USD 158,826.62
Applicable exchange rate:	To be defined according to the Price Supplement.
Amortization coupon:	USD 8,458,085.00
Payment address:	25 de Mayo 362, Buenos Aires, Argentina.

Interests will be paid to the people at whose name the Notes were registered as of November 14, 2014 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

February 10, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets